VICTORIA RESOURCE CORPORATION

04 FEB 20 AM 7:21

February 18, 2004

04012968

BY COURIER

Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Attention: Department of International Corporate Finance.

SUPPL

Dear Sirs:

RE: Victoria Resource Corporation
- SEC 12g3-2(b), Exemption #82-2888

In connection with the above, please find enclosed the following for your records:

1. Press Release dated January 13, 2004;
2. Material Change Report dated January 23, 2004, in connection with the January 13, 2004 press release;
3. Press Release dated January 21, 2004;
4. Material Change Report dated January 30, 2004, in connection with the January 21, 2004 press release;
5. Interim Financial Statement for the third quarter ended November 30, 2003, dated January 29, 2004; and
6. Press Release dated February 2, 2004.

Should you have any questions or comments in connection with the enclosed documents, please contact the undersigned.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Yours truly,

VICTORIA RESOURCE CORPORATION

L. Santinon

Lisa Santinon
Administrative Assistant

2/20

/ls
encl.

VICTORIA RESOURCE CORPORATION

Diamond Drilling Intersects High Grade Gold at Mill Canyon, Nevada

Vancouver, January 13, 2004 - Victoria Resource Corporation (VIT-TSXV), a 36% owned affiliate of Bema Gold Corporation, releases initial diamond drill results from the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's recently announced 5.5 million ounce Cortez Hills gold discovery.

Drilling has concentrated on the Open Cut target which is believed to be in a structurally similar environment to the Cortez Mine and the Cortez Hills discovery. A total of 5 holes totaling 935 metres have been drilled to date and assay results have been received from 3 of the 5 holes. Hole OC-5 encountered four separate intercepts of "Carlin Style" gold mineralization which are: 3.1 metres of 26.38 grams per tonne gold (g/t), 8.8 metres of 16.83 g/t gold, 26.2 metres of 3.82 g/t gold and 17.4 metres of 3.60 g/t gold. Significant intercepts are as follows:

HOLE #	ZONE	INTERVAL (metres)	LENGTH (metres)	GOLD GRADE g/t	COMMENTS
OC-1		0 – 4.5	4.5	1.36	
OC-2		0 – 6.4	6.4	4.79	
OC-3					Assays pending
OC-4					Assays pending
OC-5	1	2.1 – 5.2	3.1	26.38	
	2	14.3 – 23.2	8.8	16.83	
	3	48.8 – 75.0	26.2	3.82	
	4	134.1 – 151.5	17.4	3.60	

The first three holes were drilled in the lower Open Cut target, whereas the remaining two holes are testing an area 245 metres to southwest that is separated by a post-structural fault zone. Gold mineralization is in decalcified and moderately to weakly silicified Wenban Limestone. Gold to silver ratios are very high and the gold is associated with higher arsenic contents. The gold zones encountered in OC-5 occur in a large decalcified area and are open along strike and down dip and have the potential to converge down plunge. Hole OC-4 was drilled under the zone and assays are pending.

The diamond drill program is ongoing, currently offsetting OC-5, and several additional holes are planned to further define the down-hole limits of gold-mineralized zones encountered thus far in the higher Open Cut target. Decalcified zones are present to the west and east of this target suggesting the potential of encountering additional mineralized zones.

The lower Open Cut target has been tested with three holes and gold mineralization was encountered close to the surface in holes OC-1 and OC-2. The two holes encountered the same zone. Hole OC-3 was drilled below these two holes and assays are pending. This near-surface mineralization is localized above and associated with steeply to moderately SW-dipping dikes. Mineralization is open down a shallowly plunging intersection zone to the south. Hole OC-3 indicates that mineralization has been cut off by a post-structural fault immediately below (vertically) the old Open Cut (Emma E) mine at this target.

A second drill has drilled 2 holes totaling 589 metres at the Scorpion King target located 2 kilometers northwest of Open Cut. No significant results have been received to date and the drill will move to the Open Cut target as soon as the planned holes at Scorpion King are completed.

In early December Victoria commenced geological mapping and geochemical sampling on its Hilltop-Slaven and Preble-Pinson "checkerboard" properties. Hilltop-Slaven is located on the Battle Mountain gold belt, approximately 27 kilometres southeast of Battle Mountain, Nevada. One target area has been defined at the Hilltop-Slaven property to date. The Preble-Prinson property is located at the junction of the Battle Mountain and Getchell gold belts approximately 45 kilometres northwest of Battle Mountain, Nevada.

Hole Id	*Easting*	*Northing*	*Elevation*	*Azimuth*	*Dip*	*Metres*
OC-1A	*536422*	*4447503*	*7096*	*85*	*-45*	*19.2*
OC-1B	*536423*	*4447502*	*7096*	*85*	*-45*	*149.7*
OC-2	*536421*	*4447501*	*7096*	*118*	*-45*	*105.8*
OC-3	*536415*	*4447431*	*7112*	*40*	*-51*	*217.6*
OC-4	*536330*	*4447313*	*7235*	*47*	*-53*	*238.7*
OC-5	*536331*	*4447238*	*7332*	*80*	*-45*	*204.2*
SK-3	*535730*	*4448947*	*6298*	*120*	*-53*	*294.7*
SK-2	*535689*	*4448870*	*6115*	*140*	*-50*	*294.7*

Drill core was logged, photographed and diamond saw-cut in half on site. One-half of the HQ diameter core was shipped to BSI-Inspectorate Laboratory in Reno, Nevada as the lead lab. Analysis by BSI Labs included gold fire assay with atomic absorption (AA) finish; gravimetric analysis was also completed on samples grading greater than 3g/t gold. Certified control standards, coarse field blanks, and duplicates are inserted into the sample stream to monitor lab performance.

The Qualified Person under National Mining Instrument 43-101 is Tom Garagan, P.Geo. For further information on Victoria please email investor@bemagold.com or visit our web site at www.victoriaresource.com. To speak to a representative of the Company please contact:

Ian MacLean
Manager, Investor Relations
(604) 681-8371

Derek Iwanaka
Investor Relations
(604) 681-8371

#82-2888

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 118(1) OF THE *ALBERTA SECURITIES ACT*
FORM 27 UNDER SECTION 75(2) OF THE *ONTARIO SECURITIES ACT*
FORM 27 UNDER SECTION 73 OF THE *QUEBEC SECURITIES ACT*
FORM 27 UNDER SECTION 81(2) OF THE *NOVA SCOTIA SECURITIES ACT*
FORM 26 UNDER SECTION 76(2) OF THE *NEWFOUNDLAND SECURITIES ACT*
FORM 25 UNDER SECTION 84(1)(B) OF THE *SASKATCHEWAN SECURITIES ACT*
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

04 FEB 20 AM 7:21

MATERIAL CHANGE REPORT

Item 1: **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer.

Victoria Resource Corporation ("Victoria" or the "Corporation")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2: **Date of Material Change**

January 13, 2004

Item 3: **Press Release**

The Press Release was disseminated on January 13, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4: **Summary of Material Change(s)**

A summary of the nature and substance of the material change is as follows:

Victoria, a 36% owned affiliate of Bema Gold Corporation, releases initial diamond drill results from the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's recently announced 5.5 million ounce Cortez Hills gold discovery.

Item 5: **Full Description of Material Change**

Victoria, a 36% owned affiliate of Bema Gold Corporation, releases initial diamond drill results from the Mill Canyon Property in Nevada. Mill Canyon is a gold and silver exploration property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's recently announced 5.5 million ounce Cortez Hills gold discovery.

Drilling has concentrated on the Open Cut target, which is believed to be in a structurally similar environment to the Cortez Mine and the Cortez Hills discovery. A total of 5 holes totalling 935 metres have been drilled to date and assay results have been received from 3 of the 5 holes. Hole OC-5 encountered four separate intercepts of "Carlin Style" gold mineralization which are: 3.1 metres of 26.38 grams per tonne gold (g/t), 8.8 metres of 16.83 g/t gold, 26.2 metres of 3.82 g/t gold and 17.4 metres of 3.60 g/t gold. Significant intercepts are as follows:

Hole #	Zone	Interval (metres)	Length (metres)	Gold Grade G/t	Comments
OC-1		0 – 4.5	4.5	1.36	
OC-2		0 - 6.4	6.4	4.79	
OC-3					Assays pending
OC-4					Assays pending
OC-5	1	2.1 – 5.2	3.1	26.38	
	2	14.3 – 23.2	8.8	16.83	
	3	48.8 – 75.0	26.2	3.82	
	4	134.1 – 151.5	17.4	3.60	

The first three holes were drilled in the lower Open Cut target, whereas the remaining two holes are testing an area 245 metres to southwest that is separated by a post-structural fault zone. Gold mineralization is in decalcified and moderately to weakly silicified Wenban Limestone. Gold to silver ratios are very high and the gold is associated with higher arsenic contents. The gold zones encountered in OC-5 occur in a large decalcified area and are open along strike and down dip and have the potential to converge down plunge. Hole OC-4 was drilled under the zone and assays are pending.

The diamond drill program is ongoing, currently offsetting OC-5, and several additional holes are planned to further define the down-hole limits of gold-mineralized zones encountered thus far in the higher Open Cut target. Decalcified zones are present to the west and east of this target suggesting the potential of encountering additional mineralized zones.

The lower Open Cut target has been tested with three holes and gold mineralization was encountered close to the surface in holes OC-1 and OC-2. The two holes encountered the same zone. Hole OC-3 was drilled below these two holes and assays are pending. This near-surface mineralization is localized above and associated with steeply to moderately SW-dipping dikes. Mineralization is open down a shallowly plunging intersection zone to the south. Hole OC-3 indicates that mineralization has been cut off by a post-structural fault immediately below (vertically) the old Open Cut (Emma E) mine at this target.

A second drill has drilled 2 holes totaling 589 metres at the Scorpion King target located 2 kilometers northwest of Open Cut. No significant results have been received to date and the drill will move to the Open Cut target as soon as the planned holes at Scorpion King are completed.

In early December Victoria commenced geological mapping and geochemical sampling on its Hilltop-Slaven and Preble-Pinson "checkerboard" properties. Hilltop-Slaven is located on the Battle Mountain gold belt, approximately 27 kilometres southeast of Battle Mountain, Nevada. One target area has been defined at the Hilltop-Slaven property to date. The Preble-Prinson property is located at the junction of the Battle Mountain and Getchell gold belts approximately 45 kilometres northwest of Battle Mountain, Nevada.

Hole Id	Easting	Northing	Elevation	Azimuth	Dip	Metres
OC-1A	536422	4447503	7096	85	-45	19.2
OC-1B	536423	4447502	7096	85	-45	149.7
OC-2	536421	4447501	7096	118	-45	105.8
OC-3	536415	4447431	7112	40	-51	217.6
OC-4	536330	4447313	7235	47	-53	238.7
OC-5	536331	4447238	7332	80	-45	204.2
SK-3	535730	4448947	6298	120	-53	294.7
SK-2	535689	4448870	6115	140	-50	294.7

Drill core was logged, photographed and diamond saw-cut in half on site. One-half of the HQ diameter core was shipped to BSI-Inspectorate Laboratory in Reno, Nevada as the lead lab.

Analysis by BSI Labs included gold fire assay with atomic absorption (AA) finish; gravimetric analysis was also completed on samples grading greater than 3g/t gold. Certified control standards, coarse field blanks, and duplicates are inserted into the sample stream to monitor lab performance.

The Qualified Person under National Mining Instrument 43-101 is Tom Garagan, P.Geo.

Item 6: **Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)**

Not applicable.

Item 7: **Omitted Information**

Not applicable

Item 8: **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, President
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9: **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of January, 2004.

Roger Richer, Vice President of Administration,
General Counsel and Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]

#82-2888

VICTORIA RESOURCE CORPORATION

News Release

Victoria Resource Corporation Signs Agreements to Acquire Gold Exploration Properties in Nevada, U.S.A.

January 21, 2003

Victoria Resource Corporation ("Victoria" or "the Company") is pleased to announce that it has signed letters of intent ("LOI's") to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation ("Newmont"). These acquisitions were facilitated by Dr. Raul Madrid and Mr. Richard Andrews who selected the properties and negotiated the agreements with Newmont on behalf of Victoria and who have also assigned any and all of their rights and interests they may have in the properties to Victoria. Final agreements are expected to be completed by February, 2003 and are subject to due diligence and regulatory approvals. The three properties are: Mill Canyon; Hilltop-Slaven; and Preble-Prinson .

Mill Canyon

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. The target-rich property sits astride the Battle Mountain Gold belt in the Cortez tectonic window containing exposed Paleozoic carbonate rocks which host gold mineralization at the adjacent Cortez and Horse Canyon gold deposits, and the nearby Pipeline deposit. Previous exploration has identified two zones of mineralization with small inferred resources. A gold skarn resource reportedly contains an inferred resource of 75,000 tons at 0.917 ounces of gold per ton (31.4 g/t gold) and the Chute resource, located adjacent to the Horse Canyon deposit to the southeast, reportedly contains approximately 240,000 tons with an estimate grade of 0.132 opt gold (4.52 g/t gold).

The terms of the LOI for the Mill Canyon property consist of expenditure requirements, payments and assumption of reclamation and environmental obligations. The payments are: U.S. $75,000 and 200,000 common shares of Victoria on signing the final agreement; on the first and second anniversaries of the agreement payments of U.S. $100,000 and U.S. $125,000 respectively, together with 150,000 common shares of Victoria on each anniversary. The expenditure requirements are: U.S. $200,000, U.S. $300,000 and U.S. $500,000, U.S.$500,000 and U.S. $500,000, respectively, for each of the first five (5) years of the agreement. Of these the initial $200,000 is a firm obligation, which is not optional. Newmont retains a 3.5% Net Smelter Return royalty; it also has a back-in right exercisable within 30 days after the fifth anniversary or upon completion of U.S. $2,000,000 in expenditures on the property. Pursuant to this right, Newmont can earn a 50% interest by paying 250% of the total expenditures made to such date by Victoria. At that time each party would be subject to normal joint venture dilution provisions and the net smelter return royalty would be eliminated. Newmont would also have certain preferential ore processing rights.

Hilltop - Slaven

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's mineral interests in parts or all of approximately 50 square miles of the checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7 x 16 mile band astride the northwest trending Battle Mountain Gold belt.

The terms of the LOI for the Hilltop-Slaven property consist of the following expenditure requirements: U.S. $200,000, U.S. $300,000 and U.S. $500,000, U.S. $750,000, U.S. $750,000 U.S. $1,000,000 and U.S. $1,500,000, respectively, for each year of the first seven (7) years of the agreement. Of these the first year commitment of U.S. $200,000 is a firm obligation, which is not optional. After the fifth year of the agreement, Victoria must reduce its land position to ten (10) sections. Beginning with the eighth anniversary of the agreement, Victoria must make annual rental payments if they have not satisfied certain minimum expenditure requirements. Newmont will retain a 3.5% Net Smelter Return royalty. Newmont also has a back-in right, exercisable within sixty (60) days of completion of a positive feasibility study, to earn back a 51% interest by paying to Victoria 250% of its expenditure to such date (upon which the net smelter return royalty interest would be eliminated.). Newmont has a preferential ore processing right the same as it has for the Mill Canyon property.

Preble-Pinson

The Preble-Pinson property consists of a lease of all of Newmont's mineral interests in parts or all of approximately 24 square miles of the checkerboard property in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. This property consists of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt. These properties are subject to the same type of agreement, under the identical terms, as those described above for the Hilltop-Slaven property, except that in the case of Preble-Pinson, after the fifth anniversary of the agreement, Victoria must reduce its land position so that it retains no more than 50% of the original property position acquired under this agreement.

Finder's Fee

As consideration for their role in facilitating the acquisition of the properties and assignment of any rights or interest they may have, Victoria has agreed to issue to Messrs. Madrid and Andrews 5,000,000 of its common shares. These shares will be issued equally over a three (3) year period and are subject to regulatory approval and a provision that the properties are retained. Messrs. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to Victoria.

Victoria also has agreed to pay to Haywood Securities Inc. ("Haywood") a facilitation/introduction fee of 500,000 common shares. These shares will be issued equally over a three (3) year period and are subject to regulatory approval.

Financing

Victoria has agreed to a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 units. The units will be priced at $0.10 per unit and will be comprised of a share and a warrant. Each warrant will be exercisable at $0.20 per warrant for a one year period for one common share. A commission of 6% of gross proceeds of the financing, payable in units, will be paid to Haywood for acting as agent in connection with the financing.

Bema Gold Corporation owns 42% of Victoria and provides management and technical services to the Company. Victoria looks forward to this opportunity to explore for gold in some of the most prolific gold regions of Nevada. In addtion, the relationship with Messrs. Madrid and Andrews will further enhance the business and technical expertise of the Company.

On Behalf of VICTORIA RESOURCE CORPORATION

"Roger T. Richer"
President

For more information, contact Investor Relations at 604/681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Victoria Resource Corporation trades on the TSX Venture Exchange under the symbol VIT.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the U.S. or to a U.S. person in the absence of such registration or an exemption therefrom.

#82-2888

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 118(1) OF THE *ALBERTA SECURITIES ACT*
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Victoria Resource Corporation (the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1

Telephone: (604) 681-8371

04 FEB 20 AM 7:21

Item 2: Date of Material Change

January 21, 2003

Item 3: Press Release

The Press Release was disseminated on January 21, 2003, to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4: Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

The Company has entered into letters of intent ("LOIs") with Dr. Raul Madrid ("Madrid"), Mr. Richard Andrews ("Andrews") and Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont"), to acquire from Newmont a 100% interest in three mining properties located in Nevada, USA. The three properties are the Mill Canyon property, the Pinson-Preble property and the Hilltop-Slaven property (collectively, the "Projects"). The terms of the LOIs consist of expenditure requirements, cash and share payments and assumption of reclamation and environmental obligations.

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company in consideration for 5,000,000 common shares of the Company, issuable over three years.

In consideration of the assistance of Haywood Securities Inc. ("Haywood") in facilitating the assignment of Madrid's and Andrew's rights and interest in the Projects to the Company, the Company has agreed to pay to Haywood a facilitation/introduction fee of 500,000 common shares.

In connection with the acquisition of the Projects, the Company has agreed to undertake a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 units ("Units") at a price of $0.10 per Unit for total gross proceeds of up to $1,200,000. Each Unit will be comprised of one common share and one warrant. Each warrant will be exercisable to purchase an additional common share of the Company at a price of $0.20 per common share for a one-year period. In consideration of the services of Haywood, the Company has agreed to pay a commission equal to 6% of the gross proceeds of the financing, payable by the issuance of up to 720,000 Units.

Item 5: Full Description of Material Change

The Company has entered into LOIs with Madrid, Andrews and Newmont USA Limited, a subsidiary of Newmont, to acquire from Newmont a 100% interest in three mining properties located in Nevada, USA. The three properties are the Mill Canyon property, the Pinson-Preble property and the Hilltop-Slaven property. The terms of the LOIs consist of expenditure requirements, cash and share payments and assumption of reclamation and environmental obligations. The acquisition of the Projects is subject to regulatory approval, due diligence reviews and completion of formal documentation.

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company.

Mill Canyon

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. The target-rich property sits astride the Battle Mountain gold belt in the Cortez tectonic window containing exposed Paleozoic carbonate rocks which host gold mineralization at the adjacent Cortez and Horse Canyon gold deposits, and the nearby Pipeline deposit. Previous exploration has identified two zones of mineralization with small inferred resources. A gold skarn resource reported by the Company contains an inferred resource of 75,000 tons at 0.917 ounces of gold per ton (31.4 grams per tonne gold) and the Chute resource, located adjacent to the Horse Canyon deposit to the southeast, reported by the Company contains approximately 240,000 tons with an estimate grade of 0.132 opt gold (4.52 grams per tonne gold).

Pursuant to the terms of the Mill Canyon property LOI, the Company will acquire a 100% interest and has agreed to issue 200,000 common shares of the Company and to pay US$75,000 on signing of the final agreement with Newmont (the "Closing") and issue 150,000 common shares of the Company and pay US$100,000 on the first anniversary of the Closing and 150,000 common shares and US$125,000 on the second anniversary of the Closing. In addition, the Company has agreed to the following expenditure requirements: US$200,000, US$300,000, US$500,000, US$500,000 and US$500,000, respectively, in each of the first five years of the agreement. Of these expenditures, the initial US$200,000 is a firm obligation of the Company and is not optional. Newmont will retain a 3.5% net smelter return royalty and has a back-in right, exercisable within 30 days after the fifth anniversary of Closing or upon completion of US$2,000,000 in expenditures on the property, to earn back a 50% interest in the property upon payment to the Company of 250% of the Company's total expenditures on the property to such date. At that time each party will be subject to normal joint venture dilution provisions and the net smelter royalty will be eliminated. Newmont will also have certain preferential ore processing rights.

Hilltop-Slaven

The Hilltop-Slaven property consists of a lease and sublease of all of Newmont's interest in approximately 50 square miles of the Checkerboard Property (defined below) and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. The Hilltop-Slaven property consists of a 7x16 mile band astride the northwest trending Battle Mountain Gold belt.

Under the terms of the Hilltop-Slaven property LOI, the Company will acquire a 100% interest and has agreed to the following work commitments: US$200,000, US$300,000 and US$500,000, US$750,000, US$750,000, US$1,000,000 and US$1,500,000, respectively, in each year of the first seven years of the agreement. Of these expenditures, the first year commitment of US$200,000 is a firm obligation of the Company and is not optional. After the fifth year of the agreement, the Company is required to reduce its land position in the Hilltop-Slaven property to ten sections. Commencing on the eighth anniversary of the agreement, should the Company fail to satisfy certain minimum expenditure requirements under the agreement, the Company will be required to make annual rental payments on the property. Newmont will retain a 3.5% net smelter return royalty and has a back-in-right, exercisable within sixty days of completion of a positive feasibility study, to earn back a 51% interest in the property upon payment to the Company of

250% of the Company's expenditures on the property to such date (at which time the net smelter return royalty interest will be eliminated). Newmont has a preferential ore processing right identical as it has for the Mill Canyon property.

Pinson-Preble

The Pinson-Preble property consists of a lease of Newmont's interests in approximately 24 square miles of the Checkerboard Property (defined below) in the Edna and Osgood mountains, 28 miles northwest of Battle Mountain, Nevada. This property consists of Newmont's "checkerboard ground" covering approximately a 4x10 mile band astride the northeast trending Getchell gold belt (the "Checkerboard Property"). The terms of the Pinson-Preble property LOI are identical to the terms of the Hilltop-Slaven LOI, with the exception that, after the fifth year of the Pinson-Preble agreement, the Company is required to reduce its land position so that it retains no more than 50% of the original property position acquired under the agreement.

Assignment

The terms of the LOIs were originally negotiated between Newmont and Madrid and Andrews. By letter agreement, Madrid and Andrews have agreed to sell and assign all of their rights and interest in the Projects to the Company in consideration for, subject to regulatory approval and provided that the Projects are retained, 5,000,000 common shares of the Company to be issued in equal instalments of 1,250,00 common shares over a three year period. Madrid and Andrews are continuing their review of properties in Nevada and have agreed that further properties in which they acquire rights may be offered to the Company.

Facilitation Fee

In consideration of the assistance of Haywood in introducing and facilitating the assignment of Madrid's and Andrew's interest in the Projects to the Company, the Company has agreed to pay to Haywood, subject to regulatory approval, a facilitation/introduction fee of 500,000 common shares of the Company, payable over a three-year period.

Financing

In connection with the Project acquisition, the Company agreed to undertake a private placement offering on a best efforts basis with Haywood for a total of up to 12,000,000 Units at a price of $0.10 per Unit for total gross proceeds of up to $1,200,000. Each Unit will be comprised of one common share and one warrant. Each warrant will be exercisable to purchase an additional common share of the Company at a price of $0.20 per common share for a one-year period. In consideration of the services of Haywood, the Company has agreed to pay a commission equal to 6% of the gross proceeds of the financing, payable by the issuance of up to 720,000 Units.

Bema Gold Corporation, a Toronto Stock Exchange-listed company, owns 42% of the Company and provides management and technical services to the Company. It is anticipated that Bema will participate in the private placement.

Item 6: Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta).

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, President
Suite 3100 – 595 Burrard Street
Vancouver, B.C. V7X 1J1

Telephone: (604) 681-8371

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 30th day of January, 2003.

"Roger Richer"
Roger Richer, President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

#82-2888

BC FORM 51-901F, Quarterly Report
For the Third Quarter ended November 30, 2003

Incorporated as part of: X **Schedule A**
Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**November 30, 2003**
DATE OF REPORT:	January 29, 2004

04 FEB 20 AM 7:21

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	04/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	04/01/29

VICTORIA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited)

	As at November 30 2003	As at February 28 2003
ASSETS		
Current		
Cash and cash equivalents	$ 1,112,401	$ 41,917
Accounts receivable	13,556	4,242
Prepaid expenses	3,965	4,823
	1,129,922	50,982
Resource properties	1,653,780	102,347
	$ 2,783,702	$ 153,329
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 211,484	$ 121,397
Note payable to Bema Gold Corporation	412,183	397,847
	623,667	519,244
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock	6,813,916	4,157,285
Issued 33,522,649 (February 28, 2003 - 12,775,649)		
Stock based compensation *(Note 5)*	61,182	27,699
Deficit	(4,715,063)	(4,550,899)
	2,160,035	(365,915)
	$ 2,783,702	$ 153,329

Subsequent events *(Note 6)*

Approved by the Directors

"Roger Richer"

"Tom Garagan"

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine Months	
	2003	2002	2003	2002
Expenses				
Office and administration	$ 65,550	$ 11,124	$ 76,694	$ 24,863
Interest and bank charges	7,082	5,348	21,471	14,915
Shareholder information	6,490	2,700	18,274	9,204
Audit and tax consulting	9,680	2,926	16,805	12,728
Management fees	4,500	4,500	13,500	13,500
Listing and filing fees	1,430	3,333	6,031	7,043
Legal	3,467	554	5,635	2,006
Transfer agent	1,272	1,168	4,501	4,503
	99,471	31,653	162,911	88,762
Loss before the following	(99,471)	(31,653)	(162,911)	(88,762)
Foreign exchange loss	(4,475)	(7)	(12,790)	(157)
Interest income	4,453	362	11,537	1,411
Loss for the period	(99,493)	(31,298)	(164,164)	(87,508)
Deficit, beginning of period	(4,615,570)	(4,349,537)	(4,550,899)	(4,293,327)
Deficit, end of period	$ (4,715,063)	$ (4,380,835)	$ (4,715,063)	$ (4,380,835)
Loss per common share	$ (0.003)	$ (0.002)	$ (0.007)	$ (0.007)
Weighted average number of common shares outstanding	31,104,649	12,770,649	25,215,936	12,735,540

VICTORIA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended November 30
(Expressed in Canadian dollars)
(Unaudited)

	Third Quarter		Nine Months	
	2003	2002	2003	2002
Operating activities				
Loss for the period	$ (99,493)	$ (31,298)	$ (164,164)	$ (87,508)
Non-cash charges (credits)				
Accrued interest expense	6,304	5,307	19,705	14,711
Foreign exchange	(915)	-	168	-
Change in non-cash working capital	74,558	766	81,631	(9,091)
	(19,546)	(25,225)	(62,660)	(81,888)
Financing activities				
Note payable to Bema Gold Corporation	(1)	21,809	(5,369)	51,483
Common shares issued for cash, net of issue costs	-	-	1,159,261	-
Common shares issued on exercise of warrants and options	1,277,900	-	1,277,900	-
Other	(3,691)	-	(3,530)	(600)
	1,274,208	21,809	2,428,262	50,883
Investing activities				
Resource properties	(771,139)	-	(1,294,950)	(14,692)
Effect of exchange rate changes on cash and cash equivalents	915	-	(168)	-
Increase (decrease) in cash and cash equivalents	484,438	(3,416)	1,070,484	(45,697)
Cash and cash equivalents, beginning of period	627,963	58,655	41,917	100,936
Cash and cash equivalents, end of period	$ 1,112,401	$ 55,239	$ 1,112,401	$ 55,239
Supplemental cash flow information				
Common shares issued for property	$ -	$ 8,500	$ 223,000	$ 10,000
Common shares issued for commission	$ -	$ -	$ 72,000	$ -
Stock based compensation *(Note 5)*	$ 14,350	$ -	$ 33,483	$ -

VICTORIA RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and 2002
(Expressed in Canadian dollars)
(Unaudited)

1. **Basis of presentation**

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

2. **Resource properties**

		Mill Canyon, Hilltop-Slaven & Preble-Pinson Properties
Balance at February 28, 2003	$	102,347
Expenditures incurred during the period:		
Acquisition costs		462,169
Claim maintenance		365,678
Salaries and other related cost		220,262
Field expenses		162,712
Drilling		96,381
Administration		82,936
Consulting		81,012
Travel		35,768
Stock based compensation *(Note 5)*		33,483
Geochemistry		11,032
		1,551,433
Balance at November 30, 2003	$	1,653,780

3. **Related party transactions**

During the nine month period ending November 30, 2003 and 2002, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with companies related by way of directors in common:

		2003		2002
i. Field work on resource properties	$	893	$	-
ii. Management fees	$	13,500	$	13,500
iii. Office and administrative	$	76,365	$	16,425
iv. Shareholder information	$	9,315	$	8,100
v. Interest expense	$	19,705	$	14,711
vi. Accounts payable	$	98,809	$	-

The note payable consists of advances from Bema Gold Corporation, including accrued interest, and bears interest at a bank's prime lending rate plus 2% payable after November 30, 2004 on demand.

(Expressed in Canadian dollars)

4. Share capital

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema Gold Corporation was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. As at November 30, 2003, the outstanding warrants totaled 6,368,000. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totaled 720,000 units.

On May 2, 2003, the Company issued a total of 1,650,000 common shares of which 200,000 were issued at a price of $0.10 per share and 1,450,000 were issued at a price of $0.14 per share in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties.

5. Fair value of stock option compensation

On May 21, 2003, the Company granted 800,000 share purchase options at market with an exercise price of $0.91 per share. These options have a term of five years and expire on May 20, 2008. On October 24, 2003, 100,000 of these options granted to an employee were cancelled. Of the options granted, 300,000 options were granted to a consultant having a fair value of $172,200 of which $33,483 has been amortized and capitalized to resource properties for the nine months ended November 30, 2003.

The remaining options were granted to employees having a fair value of $287,000. Had the Company recorded the fair value of these options granted to employees, an additional $55,806 of stock based compensation would have been amortized and capitalized to resource properties for the nine months ended November 30, 2003. Since the fair value of these options granted has been allocated to resource properties, there is no effect to the Company's reported earnings per share.

The fair value of these options was estimated at Cdn. $0.574 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3.00%
- Expected life of 3 years
- Expected volatility of 100%
- Dividend yield rate of Nil

6. Subsequent events

Subsequent to November 30, 2003, a total of 320,000 warrants have been exercised at an exercise price of $0.20 per share resulting in gross proceeds to the Company of $64,000.

BC FORM 51-901F, Quarterly Report
For the Third Quarter ended November 30, 2003

Incorporated as part of: ______ **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER: **Victoria Resource Corporation**

ISSUER ADDRESS: Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

ISSUER TELEPHONE: (604) 681-8371

ISSUER FAX: (604) 681-6209

ISSUER EMAIL ADDRESS: investor@bemagold.com

ISSUER WEBSITE: www.bema.com

CONTACT PERSON: Roger Richer

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 681-8371

FOR QUARTER ENDED: **November 30, 2003**

DATE OF REPORT: January 29, 2004

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	04/01/29
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	04/01/29

VICTORIA RESOURCE CORPORATION
Schedule B - Supplementary Information,
For the period ended November 30, 2003

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) Securities issued during quarter under review:

Date of Issue M/D/Y	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
09/08/03	Common Shares	Exercise of Warrants	10,000	$0.20	$ 2,000.00	Cash	Nil
09/19/03	Common Shares	Exercise of Warrants	200,000	$0.20	$ 40,000.00	Cash	Nil
09/24/03	Common Shares	Exercise of Warrants	200,000	$0.20	$40,000.00	Cash	Nil
09/30/03	Common Shares	Exercise of Warrants	3,902,000	$0.20	$780,400.00	Cash	Nil
10/02/03	Common Shares	Exercise of Warrants	500,000	$0.20	$100,000.00	Cash	Nil
10/06/03	Common Shares	Exercise of Warrants	200,000	$0.20	$40,000.00	Cash	Nil
10/14/03	Common Shares	Exercise of Warrants	200,000	$0.20	$40,000.00	Cash	Nil
10/16/03	Common Shares	Exercise of Warrants	300,000	$0.20	$60,000.00	Cash	Nil
10/16/03	Common Shares	Exercise of Warrants	100,000	$0.20	$20,000.00	Cash	Nil
10/16/03	Common Shares	Exercise of Warrants	100,000	$0.20	$20,000.00	Cash	Nil
10/24/03	Common Shares	Exercise of Warrants	50,000	$0.20	$10,000.00	Cash	Nil
11/04/03	Common Shares	Exercise of Warrants	300,000	$0.20	$60,000.00	Cash	Nil
11/10/03	Common Shares	Exercise of Warrants	25,000	$0.20	$5,000.00	Cash	Nil
11/12/03	Common Shares	Exercise of Warrants	100,000	$0.20	$20,000.00	Cash	Nil
11/12/03	Common Shares	Exercise of Warrants	100,000	$0.20	$20,000.00	Cash	Nil
11/12/03	Common Shares	Exercise of Warrants	10,000	$0.20	$2,000.00	Cash	Nil
11/14/03	Common Shares	Exercise of Warrants	20,000	$0.20	$4,000.00	Cash	Nil
11/17/03	Common Shares	Exercise of Options	25,000	$0.30	$7,500.00	Cash	Nil
11/21/03	Common Shares	Exercise of Warrants	25,000	$0.20	$5,000.00	Cash	Nil
11/26/03	Common Shares	Exercise of Warrants	10,000	$0.20	$2,000.00	Cash	Nil

   (b) There were no Options granted during quarter under review.

3. (a) Particulars of authorized and issued share capital as at November 30, 2003:

Class	**Par Value**	**Number Authorized**	**Issued Number**	**Issued Amount**
Common	no par value	100,000,000	33,522,649	$6,814,916

(b) Options outstanding as at November 30, 2003:

Security	**Number**	**Exercise Price**	**Expiry Date**
Options	25,000	$0.30	December 19, 2005
Options	1,130,000	$0.34	January 29, 2008
Options	700,000	$0.91	May 20, 2008

(c) There are no Shares in escrow or subject to pooling.

(d) List of Directors and Officers:

Roger Richer	President and Director
Clive Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Mark Corra	Treasurer

VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for the third quarter ended November 30, 2003 should be read in conjunction with the unaudited financial statements and the related notes.

RESULTS OF OPERATIONS

The Company reported a loss of $99,500 ($0.003 per share) for the three months ended November 30, 2003 compared to a loss of $31,300 ($0.002 per share) for the equivalent period one year earlier. The increase in loss between the two periods was primarily due to higher general and administrative expenses as a result of increased activity relating to the acquisition of the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties in Nevada.

For the nine months ended November 30, 2003, the loss was $164,200 ($0.007 per share) compared to a loss of $87,500 ($0.007 per share) in the same period one year earlier. The loss was higher in 2003 primarily due to increased general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2003, the Company had cash and cash equivalents of $1,112,400 (February 28, 2003 - $41,900) and working capital of $918,400 (February 28, 2003 – working capital deficiency of $70,400). On May 2, 2003, the Company completed an equity financing for gross proceeds of $1.2 million (see Financing activities below).

Operating activities

During the third quarter of 2003, operating activities after working capital changes required funding of $19,500 (2002 - $25,200) due to general and administrative expenses.

For the nine months ended November 30, 2003, operating activities required funding of $62,700 compared to $81,900 for the same period of 2002.

Financing activities

During the third quarter of 2003, a total of 6,352,000 warrants were exercised at an exercise price of $0.20 and 25,000 stock options were exercised at an exercise price of $0.30 per share resulting in gross proceeds of $1,277,900. Included in the warrants exercised are 3.9 million warrants exercised by Bema for gross proceeds of $780,400 which resulted in an increase of Bema's ownership interest from 29.82% to 36.15%.

On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema Gold Corporation ("Bema"), the Company's principal shareholder, was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totalled 720,000 units.

On May 2, 2003, the Company also issued a total of 1,650,000 common shares of which 200,000 were issued at a price of $0.10 per share and 1,450,000 were issued at a price of $0.14 per share in connection

with the acquisition of the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties. The issuance of these common shares did not result in any additional cash to the Company.

Investing activities

During the third quarter ended November 30, 2003, the Company commenced a 3,000 metre, 9-12 hole, drill program at the Mill Canyon property incurring $771,100 on resource property expenditures of which $304,400 was for claim maintenance fees.

During the nine months ended November 30, 2003, the Company incurred resource property expenditures of $1,295,000 in connection with the Mill Canyon, Hilltop-Slaven and Preble-Pinson properties.

OUTLOOK

The Company has commenced its diamond drill program at the Mill Canyon property located in the Cortez Mountains of North Central Nevada on the Battle Mountain Gold Belt. The property, a gold and silver exploration property, is adjacent to the old Cortez and Horse Canyon Mines and 1.6 kilometres east of Placer Dome's recently announced 5.5 million ounce Cortez Hills discovery. Drilling has concentrated on the Open Cut target which is believed to be in a structurally similar environment to the Cortez Mine and the Cortez Hills discovery. A total of 5 holes totaling 935 metres have been drilled to date and assay results have been received from 3 of the 5 holes. Hole OC-5 encountered four separate intercepts of "Carlin Style" gold mineralization which are: 3.1 metres of 26.38 grams per tonne gold (g/t), 8.8 metres of 16.83 g/t gold, 26.2 metres of 3.82 g/t gold and 17.4 metres of 3.60 g/t gold. The diamond drill program is ongoing and several additional holes are planned to further define the down-hole limits of gold-mineralized zones encountered thus far in the higher Open Cut target. Decalcified zones are present to the west and east of this target suggesting the potential of encountering additional mineralized zones.

In early December 2003, the Company commenced geological mapping and geochemical sampling on its Hilltop-Slaven and Preble-Pinson properties. Hilltop-Slaven is located on the Battle Mountain gold belt, approximately 27 kilometres southeast of Battle Mountain, Nevada. One target area has been defined at the Hilltop-Slaven property to date. The Preble-Pinson property is located at the junction of the Battle Mountain and Getchell gold belts approximately 45 kilometres northwest of Battle Mountain, Nevada.